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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                                 DTM CORPORATION
                       (Name of Subject Company (Issuer))

                                TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (Offerors)

                    COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                   -----------

                                    COPY TO:


      E. JAMES SELZER
CHIEF FINANCIAL OFFICER AND                      JULIE M. KAUFER, ESQ.
  VICE PRESIDENT, FINANCE              AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
   3D SYSTEMS CORPORATION                       2029 CENTURY PARK EAST
     26081 AVENUE HALL                                SUITE 2400
 VALENCIA, CALIFORNIA 91355                  LOS ANGELES, CALIFORNIA 90067
       (661) 295-5600                               (310) 229-1000


     (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   Transaction valuation*                          Amount of filing fee**
         $46,971,196                                       $9,395
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid..$9,395       Filing Party...Tiger Deals, Inc. and
                                                      3D Systems Corporation
  Form or Reg. No.........Schedule TO  Date Filed.....April 30, 2001
                      Amend. No. 1 to Schedule TO     May 16, 2001

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [X]......third-party tender offer subject to Rule 14d-1.

         [ ]......issuer tender offer subject to Rule 13e-4.

         [ ]......going-private transaction subject to Rule 13e-3.

         [ ]......amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, Amendment No. 2 filed with the SEC on May 22, 2001, Amendment No. 3 filed with the SEC on May 25, 2001, Amendment No. 4 filed with the SEC on June 7, 2001, Amendment No. 5 filed with the SEC on June 19, 2001, Amendment No. 6 filed with the SEC of July 6, 2001 and Amendment No. 7 filed with the SEC on July 23, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated as of April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated as of May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i), (a)(1)(ix) and (a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

     The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 8, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001, the Amendment No. 1 to Schedule TO we filed on May 16, 2001, the Amendment No. 2 to Schedule TO we filed on May 22, 2001, the Amendment No. 3 to Schedule TO we filed on May 25, 2001, the Amendment No. 4 to Schedule TO we filed on June 7, 2001, the Amendment No. 5 to Schedule TO we filed on June 19, 2001, the Amendment No. 6 to Schedule TO we filed on July 6, 2001 and the Amendment No. 7 to Schedule TO we filed on July 23, 2001.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 of Schedule TO is hereby amended and supplemented by including the following:

     On July 26, 2001, we extended the offer until 12:00 midnight, New York City time, on Tuesday, August 14, 2001. The full text of the joint press release we issued with DTM on July 27, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xvi) hereto.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO is hereby amended and supplemented by including the following:

     On July 26, 2001, we extended the offer until 12:00 midnight, New York City time, on Tuesday, August 14, 2001. The full text of the joint press release we issued with DTM on July 27, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xvi) hereto.

ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Item 7 to Schedule TO is hereby amended and supplemented by including the following:

     On July 26, 2001, we entered into an amendment agreement with U.S. Bank, as agent for certain lenders, providing for an extension of the expiration date of the loan and security agreement which the parties entered into on May 21, 2001. Under the terms of the amendment


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


agreement, the date by which the closing of the loans must occur has been extended from July 31, 2001 to August 31, 2001. The amendment agreement to the loan and security agreement is filed hereto and incorporated herein by reference as Exhibit (b)(ii).

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of Schedule TO is hereby amended and supplemented by including the following:

     On July 26, 2001, we extended the offer until 12:00 midnight, New York City time, on Tuesday, August 14, 2001. In order to induce us to extend the offer to that date, DTM executed a letter agreement with us pursuant to which DTM agreed not to exercise its right to terminate the merger agreement under Section 9.1(b)(1)(y) of the merger agreement prior to midnight New York City time on August 14, 2001. Pursuant to the terms of a letter agreement dated July 20, 2001, delivered in connection with the previous extension of the offer until midnight July 30, 2001, DTM would otherwise have been entitled to exercise this right commencing on July 31, 2001. This letter agreement and the joint press release announcing the extension of the offer is filed hereto and incorporated herein by reference as Exhibit (a)(5)(iv) and (a)(1)(xvi), respectively.


ITEM 12. EXHIBITS.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
(a)(1)(i)        Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)       Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)      Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(v)        Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.(1)

(a)(1)(vi)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(1)(vii)      Text of Joint Press Release issued by the Company and Parent on April 3, 2001
                 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)     Summary advertisement published in The Wall Street Journal on April 30, 2001.(1)

(a)(1)(ix)       Amendment and Supplement to Offer to Purchase, dated as of May 15, 2001.(2)

(a)(1)(x)        Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)       Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)      Text of Joint Press Release issued by the Company and Parent on June 6, 2001.(5)

(a)(1)(xiii)     Text of Joint Press Release issued by the Company and Parent on June 18, 2001.(6)


(a)(1)(xiv)      Text of Joint Press Release issued by the Company and Parent on July 5, 2001.(7)

(a)(1)(xv)       Text of Joint Press Release issued by the Company and Parent on July 20, 2001.(8)

(a)(1)(xvi)      Text of Joint Press Release issued by the Company and Parent on July 27, 2001.

(a)(2)           Not applicable.

(a)(3)           Not applicable.

(a)(4)           Not applicable.

(a)(5)(i)        Letter Agreement, dated as of June 20, 2001, by and among the Company, Parent and
                 Offeror.(7)

(a)(5)(ii)       Letter Agreement, dated as of July 5, 2001, by and among the Company, Parent and
                 Offeror.(7)

(a)(5)(iii)      Letter Agreement, dated as of July 20, 2001, by and among the Company, Parent and
                 Offeror.(8)

(a)(5)(iv)       Letter Agreement, dated as of July 26, 2001, by and among the Company, Parent and Offeror.

(b)              Commitment Letter, dated as of April 24, 2001, by U.S. Bank National Association and
                 Parent.(1)

(b)(i)           Loan and Security Agreement, dated as of May 21, 2001, by and among U.S. Bank National
                 Association, Parent and other signatories.(3)

(b)(ii)          Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26,
                 2001, by and among U.S. National Bank National Association, Parent and other signatories.

(d)(1)           Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror
                 (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)           Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15, 2001, by and among the Company, Parent and Offeror.(2)

(d)(3)           Form of Tender and Voting Agreement, dated as of April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3, 2001).

(g)              None.

(h)              None.


(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.


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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 27, 2001             TIGER DEALS, INC.



                                  BY:   /s/ E. James Selzer
                                        ------------------------------------
                                        Name:    E. James Selzer
                                        Title:   Chief Financial Officer and
                                                 Vice President, Finance


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2001             3D SYSTEMS CORPORATION



                                  BY:   /s/ E. James Selzer
                                        ------------------------------------
                                        Name:    E. James Selzer
                                        Title:   Chief Financial Officer and
                                                 Vice President, Finance

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
(a)(1)(i)        Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)       Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)      Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(v)        Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.(1)

(a)(1)(vi)       Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9.(1)

(a)(1)(vii)      Text of Joint Press Release issued by the Company and Parent on April 3, 2001
                 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)     Summary advertisement published in The Wall Street Journal on April 30, 2001.(1)

(a)(1)(ix)       Amendment and Supplement to Offer to Purchase, dated as of May 15, 2001.(2)

(a)(1)(x)        Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)       Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)      Text of Joint Press Release issued by the Company and Parent on June 6, 2001.(5)

(a)(1)(xiii)     Text of Joint Press Release issued by the Company and Parent on June 18, 2001.(6)

(a)(1)(xiv)      Text of Joint Press Release issued by the Company and Parent on July 5, 2001.(7)

(a)(1)(xv)       Text of Joint Press Release issued by the Company and Parent on July 20, 2001.(8)

(a)(1)(xvi)      Text of Joint Press Release issued by the Company and Parent on July 27, 2001.

(a)(2)           Not applicable.

(a)(3)           Not applicable.

(a)(4)           Not applicable.

(a)(5)(i)        Letter Agreement, dated as of June 20, 2001, by and among the Company, Parent and
                 Offeror.(7)

(a)(5)(ii)       Letter Agreement, dated as of July 5, 2001, by and among the Company, Parent and
                 Offeror.(7)

(a)(5)(iii)      Letter Agreement, dated as of July 20, 2001, by and among the Company, Parent and
                 Offeror.(8)

(a)(5)(iv)       Letter Agreement, dated as of July 26, 2001, by and among the Company, Parent and Offeror.

(b)              Commitment Letter, dated as of April 24, 2001, by U.S. Bank National Association and
                 Parent.(1)

(b)(i)           Loan and Security Agreement, dated as of May 21, 2001, by and among U.S. Bank National
                 Association, Parent and other signatories.(3)

(b)(ii)          Amendment Agreement Number One to Loan and Security Agreement,


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

                 dated as of July 26, 2001, by and among U.S. National Bank National Association, Parent and other signatories.

(d)(1)           Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror
                 (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)           Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15, 2001, by and among the Company, Parent and Offeror.(2)

(d)(3)           Form of Tender and Voting Agreement, dated as of April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3, 2001).

(g)              None.

(h)              None.


(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.







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